Shinhan Financial Group 2007 1Q Operating Results

On May 4, 2007, Shinhan Financial Group (“SFG”) announced its operating results for the three month period ended on March 31, 2007, in the form of a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by external auditors, contents are subject to change in the due course of the review process.

Please note that of the Shinhan Bank (“SHB”) results, 1Q06 results are of pre-merger Chohung Bank, the surviving entity. Furthermore, following the incorporation of LG Card into SFG on March 23, 2007, one month (March) of LG Card’s income has been reflected in the Group’s consolidated income statement. Lastly, figures for 1Q06 and 4Q06 of SFG and SHB have been restated, reflecting revision in accounting treatment.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW Million)

	1Q07	4Q06	Chg%	1Q06	Chg%
Operating Revenue	8,711,859	5,474,775	59.1%	5,430,901	60.4%

Operating Income	1,575,609	360,525	337.0%	652,792	141.4%

Continuing Operations Income Before Income Tax	1,581,624	385,987	309.8%	697,731	126.7%

Net Income	959,844	268,916	256.9%	473,378	102.8%

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW Million)

	1Q07	4Q06	Chg%	1Q06	Chg%
Operating Revenue	6,570,652	4,153,959	58.2%	2,388,136	175.1%

Operating Income	1,141,019	334,404	241.2%	244,194	367.3%

Continuing Operations Income Before Income Tax	1,135,212	354,165	220.5%	248,017	357.7%

Net Income	827,829	249,130	232.3%	200,865	312.1%

3. Operating Results of LG Card (non-consolidated)

(KRW Million)

	1Q07	4Q06	Chg%	1Q06	Chg%
Operating Revenue	721,980	661,106	9.2%	711,823	1.4%

Operating Income	344,987	270,259	27.7%	354,872	-2.8%

Continuing Operations Income Before Income Tax	345,417	244,450	41.3%	353,576	-2.3%

Net Income	865,397	244,450	254.0%	353,576	144.8%